Exhibit 21.1

CONSOLIDATED EDISON, INC.
SUBSIDIARIES

1. Consolidated Edison Company of New York, Inc. ("Con Edison of New York"), a New York corporation, wholly-owned by Consolidated Edison, Inc. ("Con Edison").

2. Orange and Rockland Utilities, Inc.("O&R"), a New York corporation, wholly-owned by Con Edison, and Rockland Electric Company, a New Jersey corporation, wholly-owned by O&R.

Pursuant to Item 601(b) (21) of Regulation S-K, the names of subsidiaries of Con Edison, which considered in the aggregate as a single subsidiary, would not constitute a "significant subsidiary" (as defined under Rule 1-02(w) of Regulation S-X) as of December 31, 2017, have been omitted.